100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-06

POLYMET REPORTS FIRST QUARTER FISCAL 2017 RESULTS

St. Paul, Minn., June 15, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three months ended April 30, 2016. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

“Since completion of the state’s adequacy determination on the NorthMet Final Environmental Impact Statement in March, PolyMet is transforming from the extensive environmental review process into completion of permitting, financing, construction and operation of the Project,” stated PolyMet president and CEO Jon Cherry.

“We are working diligently to prepare permit applications to ensure that they include additional information beyond what is required in the Final EIS and are complete, accurate and consistent with the Final EIS. We plan to submit these permit applications in the coming weeks,” Cherry concluded.

HIGHLIGHTS OF FISCAL 2017 TO-DATE

  On March 3, 2016, the state determined that the NorthMet Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s decision passed without any legal challenge being filed. The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards.

  On April 19, 2016, the DNR, in partnership with the Pollution Control Agency and the Department of Health, held a Pre-application Public Informational Meeting that included an overview of the NorthMet Project and the permit to mine process together with a summary of other state permits such as tailings dam safety, water quality, air quality, and wetlands, that will be required to construct and operate the project.

  The DNR laid out the process for the permit to mine, comprising: pre-application consultation; submission of formal applications that will be posted on the project website (http://polymet.mn.gov); formal regulatory review; publication of draft permit with an opportunity for public comment; and issuance of permits.

  The pre-application consultation is underway and is intended to ensure permit applications are in order to expedite the review process. The DNR stated that the timeline for completion will be better defined once it has received the formal applications..

  On June 2, 2016 the Company agreed to issue up to an additional $14.0 million secured debentures to Glencore AG, a wholly owned subsidiary of Glencore plc, to fund permitting and general corporate purposes, subject to the Company and Glencore agreeing to an Interim Financing Plan that addresses repayment of the outstanding debentures. The debentures are on similar terms as the existing non-convertible senior secured Tranche F-J Debentures.

  Loss for the three months ended April 30, 2016, was $2.352 million compared with $3.558 million for the prior year period. General and administrative expenses for the three months ended April 30, 2016, excluding non-cash share-based compensation, were $1.213 million compared with $1.217 million for the prior year period. Other expenses were $0.512 million compared with $2.215 million for the prior year period, which included a one-time non-cash loss of $1.852 million on the disposal of wetland credit intangibles.

  At April 30, 2016, the Company had cash of $1.879 million compared with $10.256 million at January 31, 2016. Subsequent to April 30, 2016 the Company received $3.000 million with the issuance of the Tranche K Debenture. At April 30, 2016 short-term debt totaled $37.442 million senior secured convertible debt and $49.840 million non- convertible debt, including $5.051 million due to the Iron Range Resources and Rehabilitation Board, secured by land that forms part of the proposed land exchange with the U.S. Forest Service.

  PolyMet invested $6.858 million cash into its NorthMet Project during the three months ended April 30, 2016, compared with $5.806 million in the prior year period.

  As of April 30, 2016, PolyMet had spent $107.651 million on environmental review and permitting, of which $101.200 million has been spent since the NorthMet Project moved from exploration to development stage.

GOALS AND OBJECTIVES FOR REMAINDER OF FISCAL 2017

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control. Given these circumstances, PolyMet’s objectives include:

  U.S. Forest Service Final Record of Decision on the proposed land exchange and transfer of title of the surface rights over and around the NorthMet mineral rights to PolyMet;

  Submission of state permit applications;

  Section 404 wetlands permit preparation for review;

  Completion of Definitive Cost Estimate and Project Update following permits;

  Completion of project implementation plan;

  Repayment/conversion of Glencore and Iron Range Resources and Rehabilitation Board loans; and

  Completion of construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent such as receipt of key permits.

Key Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	April 30, 2016	January 31, 2016

Cash & equivalents	$1,879	$10,256
Working capital (deficit)	(88,939)	2,162
Total assets	340,555	337,660
Total liabilities	157,188	153,003
Shareholders’ equity	183,367	184,657

	Three months ended April 30,

Income Statement	2016	2015

General & administrative expense excluding non-cash share-based compensation	$1,213	$1,217

Non-cash share-based compensation	$627	126

Other Expenses

Finance & Other	$512	$363
Non-cash loss on disposal of
Intangibles	$-	$1,852

Loss before tax	$2,352	$3,558

Other Comprehensive (Income)	$(56)	$(16)

Loss per share	$0.01	$0.01

Investing Activities NorthMet Property	$6,858	$5,806

Weighted average shares outstanding	277,679,075	276,470,266

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for operating permits to construct and operate the mine. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.